WashTec
CLEANING TECHNOLOGY



2002



# INTERIM REPORT ON THE PERIOD FROM JANUARY 1 TO JUNE 30, 2002

## WORKING CAPITAL CLEARLY IMPROVED

### Key figures

| In € millions | June 30 2002 IAS | June 30 2001 IAS |
|---|---|---|
| Gross performance | 110.9 | 121.4 |
| EBITDA | 3.9 | 9.1 |
| EBIT | -2.0 | 3.7 |
| Result for the period | -5.1 | -0.9 |
| Net cash flow | 3.6 | -8.8 |
| Employees as at June 30 | 1,693 | 1,742 |
| Earnings per share in € | -0.67 | -0.11 |

Euro million SALES DEVELOPMENT

120
100
80
60
40
20

first half 2001
first half 2002

## Business development

As expected WashTec AG recorded a very subdued business development in the first six months of 2002. Primarily due to the continued merger-related spending restraint on the part of the German petrol companies WashTec's domestic business did not recover significantly. New orders, however, increased again towards the end of the second quarter.

WashTec is the first point of call for petrol companies. Almost all major petrol companies have meanwhile become customers of the specialist for cleaning technology. In the past six months, WashTec concluded further important framework agreements with ExxonMobil and Eni-AGIP for the supply and installation as well as servicing of car washes for the two companies' European networks of petrol stations. The first orders under the new agreements will be delivered in the next months.

In the first six months of the year, the systems operations of WESURENT Car Wash Marketing GmbH, a WashTec subsidiary, continued to deliver a very gratifying performance, again posting an above-average sales and earnings increase on the same period of the previous year. In contrast to the general market trend, WashTec recorded a rising car throughput in all networks operated by WESURENT.

## Sales

As expected, total sales did not reach the previous year's level in the first half of the current fiscal year. At € 110.9 million (previous year: € 121.4 million), they were, however, in line with expectations.

Gross performance of the dominating Cleaning Technology segment amounted to € 108.1 million, after € 119.4 million in the same period of the
previous year, with foreign sales accounting for some 57% of total sales (previous year: 56%). Comparatively weak domestic sales and positive trends in France and the Benelux markets contributed to the greater relative weight of foreign business.

WashTec's Systems Operations segment represented by WESURENT Car Wash Marketing GmbH posted another above-average sales increase, with sales up some 42% on the first half of 2001.

Towards the end of the first half of 2002, orders on hand increased further to € 40.6 million as at June 30. This represents an increase of some 10% compared to the end of the first quarter.

## Earnings

Due to the decline in sales, earnings in the first half of 2002 fell short of the previous year's level. The high percentage of low-margin tender business also affected the earnings development. Earnings before interest, taxes, depreciation and amortization (EBITDA) to IAS therefore amounted to € 3.9 million in the first half of 2002, compared to € 9.1 million in the same period of the previous year. Of this amount, some 55% (previous year: 87%) were accounted for by Cleaning Technology and some 45% (previous year: 13%) by Systems Operations. Depreciation and amortization totalled € 5.9 million in the period under review, after € 5.4 million in the first half of 2002. Consequently, earnings before interest and taxes (EBIT) stood at € -2.0 million in the first half of 2002, compared to € 3.7 million in the previous year. The result for the period fell to € -5.1 million (previous year: € -0.9 million). Accordingly, earnings per share stood at € -0.67 (previous year: € -0.11) as at June 30, 2002.

As in the previous quarter, the increase in income tax proceeds to € 1.6 million (previous year: € 0.7 million) was primarily attributable to deferred taxes of € 1.9 million included in this amount.

Even though the order situation improved in the period under review compared to the beginning of the year, the Executive Board revised its sales and earnings forecasts in view of the continued difficult economic environment. From today's point of view, the Executive Board expects a slightly positive result for 2002 and a slight decline in sales compared to the previous year.

## Expenses

In the first half of 2002, the total cost of materials was reduced by 5% from € 50.9 million to € 48.3 million.
Due to growing pressure on margins within the industry, the cost of materials ratio rose from 42.0% in the previous year to 43.6% in the period under review. The increase of the cost of materials ratio by some 4% was largely attributable to the high sales share of independent foreign distributors in this period.

Purchase prices remained stable during the entire six-month period.

The personnel restructuring programme launched at the beginning of this year was pushed ahead as planned. Total personnel expenses were reduced to € 42.2 million (previous year: € 42.7 million). The headcount reduction agreements were implemented towards the end of the first half of 2002. The resulting savings will lead to a further improvement of the personnel cost structure in the coming months. The

## Accounting and valuation principles

The interim report was established to IAS 34 based on the accounting and valuation principles applied to the consolidated financial statements for the year ended December 31, 2001. The interim report has not been audited.
No changes to the consolidated entity have occurred since December 31, 2001.

### Group Cash Flow Statement June 30, 2002

| Business activity: | 1.1.–30.06. 2002 € IAS | 1.1.–30.06. 2001 € IAS |
|---|---|---|
| **Net result for the period** | **-5,122,236** | **-856,828** |
| Non-cash expenses and income: | | |
| - Amortization of fixed intangible assets and depreciation of fixed tangible assets | 4,202,668 | 3,801,141 |
| - Goodwill amortization | 1,650,121 | 1,631,268 |
| - Latent tax proceeds (previous year: expense) | -1,887,083 | 622,425 |
| **Cash Flow from current operations** | **-1,156,530** | **5,198,006** |
| **Inflow of funds from decrease in net working capital** (previous year: Outflow of funds from increase in net working capital) | **9,003,155** | **-9,022,928** |
| **Inflow of funds from currnet operations** (previous year: Outflow of funds from current operations) | **7,846,625** | **-3,824,922** |
| **Outflow of funds from investment activities** | **-1,726,854** | **-1,674,151** |
| Outflow of funds from dividend payments | -760,000 | -2,370,349 |
| Outflow of funds from long-term loans | -2,034,514 | -957,509 |
| **Outflow of funds from financing activities** | **-2,794,514** | **-3,327,858** |
| Exchange rate-related changes in value | 323,249 | -9,660 |
| **Net-Cash Flow 1st half 2002/2001** | **3,648,506** | **-8,836,591** |

### Development of Equity

| In € `000 | Subscribed capital | Capital reserves | Net profit | Equalization item | **Total** |
|---|---|---|---|---|---|
| **As at January 1, 2001** | **19,429** | **27,954** | **-7,803** | **999** | **40,579** |
| Dividend for previous year | | | -2,370 | | -2,370 |
| Profit for the year 2001 | | | 1,606 | | 1,606 |
| Capital increase | 571 | -571 | | | 0 |
| Currency changes | | | | 264 | 264 |
| | **20,000** | **27,383** | **-8,567** | **1,263** | **40,079** |
| **As at December 31, 2001** | | | | | |
| Net loss for the period 1st half 2002 | | | -5,122 | | -5,122 |
| Dividend for previous year | 0 | 0 | -760 | | -760 |
| Currency changes | | | | 323 | 323 |
| **As at June 30, 2001** | **20,000** | **27,383** | **-14,449** | **1,586** | **34,520** |

## Income Statement June 30, 2002

| | Q II/2002 1.4.–30.6.2002 € | % | Q II/2001 1.4.–30.6.2001 € | % | 6 month 1.1.–30.6.2002 € | % | 6 month 1.1.–30.6.2001 € | % |
|---|---|---|---|---|---|---|---|---|
| **Accounting standard** | IAS | | IAS | | IAS | | IAS | |
| Gross performance | 60,945,488 | 100.00% | 62,153,759 | 100.00% | 110,871,205 | 100.00% | 121,386,664 | 100.00% |
| Raw materials and supplies | 27,020,627 | 44.34% | 24,907,630 | 40.07% | 48,338,632 | 43.60% | 50,931,618 | 41.96% |
| **Gross yield** | **33,924,861** | **55.66%** | **37,246,129** | **59.93%** | **62,532,573** | **56.40%** | **70,455,046** | **58.04%** |
| Personnel expenses | 21,925,732 | 35.98% | 21,740,828 | 34.98% | 42,188,868 | 38.06% | 42,747,328 | 35.22% |
| Other operating expenses | 9,096,612 | 14.93% | 9,203,312 | 14.81% | 16,468,152 | 14.85% | 18,559,578 | 15.29% |
| **EBITDA** | **2,902,517** | **4.75%** | **6,301,989** | **10.14%** | **3,875,553** | **3.49%** | **9,148,140** | **7.53%** |
| Depreciation of fixed tangible assets | 2,091,493 | 3.43% | 1,956,942 | 3.15% | 4,202,668 | 3.79% | 3,801,141 | 3.13% |
| Goodwill amortization | 764,059 | 1.25% | 790,710 | 1.27% | 1,650,121 | 1.49% | 1,631,268 | 1.34% |
| **EBIT** | **46,965** | **0.07%** | **3,554,337** | **5.72%** | **-1,977,236** | **-1.79%** | **3,715,731** | **3.06%** |
| Net financial expenditure | 2,164,213 | 3.55% | 2,011,452 | 3.24% | 4,426,019 | 3.99% | 3,715,092 | 3.06% |
| **Result on ordinary activities** | **-2,117,248** | **-3.48%** | **1,542,885** | **2.48%** | **-6,403,255** | **-5.78%** | **639** | **0.00%** |
| Taxes on income and on yield | 274,250 | 0.45% | -574,556 | 0.92% | 1,596,198 | 1.44% | -698,693 | 0.58% |
| Other taxes | -179,188 | -0.29% | -201,097 | 0.32% | -315,179 | 0.28% | -158,774 | 0.13% |
| **Net result for the period** | **-2,022,186** | **-3.32%** | **767,232** | **3.08%** | **-5,122,236** | **-4.62%** | **-856,828** | **-0.71%** |
| **Result per share (undiluted = diluted)** | **-0.27** | | **0.10** | | **-0.67** | | **-0.11** | |

## Group Balance Sheet June 30, 2002

| **ASSETS** | June 30, 2002 € | December 31, 2001 € |
|---|---|---|
| **Current assets** | | |
| Liquid means | 4,081,101 | 3,814,614 |
| Trade receivables | 61,325,018 | 67,841,735 |
| Inventories | 41,224,314 | 41,966,277 |
| Deferred items and other assets | 3,823,966 | 7,346,139 |
| Other | 678,761 | 344,116 |
| **Total current assets** | **111,133,160** | **121,312,881** |
| Tangible assets | 47,506,566 | 49,934,423 |
| Intangible assets | 47,746,546 | 49,104,514 |
| Financial assets | 184,030 | 524,142 |
| Latent tax | 27,073,135 | 25,185,051 |
| Other | 0 | 63,704 |
| **Total assets** | **233,643,437** | **246,124,715** |

| **EQUITY CAPITAL AND LIABILITIES** | June 30, 2002 € | December 31, 2001 € |
|---|---|---|
| **Current Liabilities** | | |
| Short-term loans | 85,893,109 | 89,275,128 |
| Trade liabilities | 16,286,258 | 16,853,098 |
| Payment recieved | 2,736,371 | 3,951,017 |
| Provisions | 7,607,001 | 6,490,800 |
| Other liabilities | 19,872,397 | 23,971,201 |
| Other | 5,407,695 | 2,150,364 |
| **Total current liabilities** | **137,802,831** | **142,691,608** |
| Long-term loans and liabilities | 51,056,579 | 53,090,092 |
| Long-term provisions | 10,122,473 | 10,122,473 |
| Other | 154,666 | 154,666 |
| Minority shares | -12,896 | -12,896 |
| **Equity capital** | | |
| Subscribed capital | 20,000,000 | 20,000,000 |
| Capital reserves | 27,383,540 | 27,383,540 |
| Loss carried forward | -9,327,889 | -10,174,019 |
| Net result for the period | -5,122,236 | 1,606,130 |
| Other | 1,586,369 | 1,263,121 |
| **Total equity capital** | **34,519,784** | **40,078,772** |
| **Total equity capital and liabilities** | **233,643,437** | **246,124,715** |

effects of the new working time model as well as the measures taken by subsidiaries are also expected to make themselves felt in the second half of the year. The slight increase in personnel expenses in the second quarter of 2002 compared to the same period of the previous year in spite of the decline in staff numbers is only attributable to the total 4% increase of union wage rates as of May 2002.

The ratio of other operating expenses was reduced to 14.8% in the first half of 2002, after 15.3% in the previous year, by means of strict savings measures.


OTHER OPERATING EXPENSES
in % of gross performance
16
12
8
4
15.3
14.8
first half 2001
first half 2002

## Liabilities

In the period under review, WashTec reduced its liabilities to banks by € 3.9 million to € 95.5 million. The company intends to continue to reduce its short-term liabilities to banks going forward. As expected, the credit lines granted by the company's relationship banks have remained in place until further notice.

## Employees

As at June 30, 2002, WashTec employed 1,693 people (1,742 people as per June 30, 2001). This decline was attributable to the implementation of the restructuring measures.

A social compensation plan and a socially acceptable plan for the settlement of conflicting interests for 72 job cuts was already agreed with the works council at the beginning of the year.

## Capital expenditure

Capital expenditure in the period amounted to approx. € 1.7 million and mainly referred to investments in replacements and maintenance as well as new investments in IT systems.

## Outlook

The restructuring measures initiated to improve the cost structure in view of the market situation are being implemented as planned. The measures affect both administrative and operational units. The bulk of the planned savings will, however, only be realized in the coming months.

In WashTec's opinion, the foreign markets still offer the highest growth opportunities. The company will therefore above all step up its marketing activities in Europe. Marketing activities in North America show positive signs for the medium-term development of this market.

„Automechanika" which will take place on September 17–22 in Frankfurt/Main is expected to provide important stimulus. At the world's biggest trade fair for garages and petrol stations, WashTec will unveil its new WashTec SoftCare car wash. The SoftCare car wash is the first of a new generation of portal washes developed by WashTec on the basis of a platform strategy which uses a high percentage of the same parts. WashTec's contractual partners have already expressed great interest in the new line of car washes which will gradually replace the current Wesumat and California Kleindienst washes.

WashTec will expand the Systems Operations segment responsible for services within the operation, maintenance and servicing of existing or newly installed car washes in line with the requirements of the market. In view of the current trend towards „one-stop shops", this is expected to generate additional sales and earnings growth going forward.

## Executive bodies

With effect from August 1, 2002, Mr. Dirk Brunnengräber has been appointed Director of Production and Engineering by the Supervisory Board of WashTec AG. He will succeed Mr. Dietmar Waldemar Mundil whose contract will expire on September 30, 2002. Mr. Mundil will remain available to the company in an advisory position.

Mr. Brunnengräber (39) has extensive experience in plant engineering, especially in the field of warehousing and materials handling engineering. In particular, the WashTec Group will benefit from his know-how and experience in the management of companies with several international production facilities.

## Investor relations

At the Shareholders' Meeting of WashTec AG in Augsburg on June 20, 2002, the Executive Board informed the shareholders about the current and future development of the company.

A large majority of shareholders endorsed the profit appropriation proposal and approved the payment of a dividend of € 0.10 per share. Ernst & Young Deutsche Allgemeine Treuhand AG, Munich, were commissioned to audit the 2002 accounts. All other items on the agenda were also endorsed by a large majority of shareholders.

In the past six months, the Executive Board furthermore remained in close contact with investors, analysts and the financial press.


WashTec
CLEANING TECHNOLOGY

## SERVICE:

All reports of WashTec AG are available in German and English at www.washtec.de.

Contact:

**WashTec AG · Argonstr. 7 · 86153 Augsburg**
**Postfach 11 11 69 · 86147 Augsburg**

**Telefon: 08 21 / 55 84 - 0**
**Telefax: 08 21 / 55 84 - 12 04**
**washtec@washtec.de - www.washtec.de**